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                                                                   Exhibit 99.56

[LOGO] ERNST & YOUNG

ERNST & YOUNG                                              Phone: (416) 864-1234
CHARTERED ACCOUNTANTS                                        Fax: (416) 864-1174
Ernst & Young Tower
222 Bay Street, P.O. Box 251
Toronto, Ontario M5K 1J7

December 22, 2005

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs / Mesdames:


Re: Transition Therapeutics Inc. (the "Company")

We refer to the short form prospectus of the Company dated December 22, 2005 relating to the sale and issue of shares of the Company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated August 12, 2005 to the shareholders of the Company on the following financial statements:

     Balance sheets as at June 30, 2005 and 2004;

     Statements of loss, deficit and cash flows for the years ended June 30, 2005 and 2004.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,


/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants